FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2

Date of Material Change

October 27, 2008

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on October 27, 2008.

Item 4

Summary of Material Change

Gammon Gold to Ring the Opening Bell on the New York Stock Exchange

Item 5

Full Description of Material Change

Gammon Gold Inc. ("Gammon") (TSX:GAM and NYSE:GRS): President & Chairman, Fred George, along with Chief Executive Officer, René Marion and certain members of the senior management team, Board of Directors and invited guests will celebrate Gammon's listing on the NYSE by presiding over ringing the NYSE Opening Bell today at 9:30 AM EDT.

Gammon began trading on the NYSE at the opening of trading on October 14, 2008 under its U.S. trading symbol "GRS". The Company's shares continue to trade on the Toronto Stock Exchange under the ticker symbol "GAM".

"We are honored to be opening the day's trading at one of the world's largest and most prestigious stock exchanges. The fact that NYSE has been around for more than 200 years serves as a reminder that these volatile days will pass. The long-term future of Gammon Gold is very strong and will be further strengthened by the increased liquidity and enhanced visibility that comes with trading on the Big Board." said Fred George, President & Chairman of Gammon Gold.

Webcast Information

The webcast of the Opening Bell ceremony will be available via live and archived webcast as follows: (The live link will become active at approximately 9:25 a.m. EST. The archive link will become active approximately two hours after the event)

Live:
http://www.nyse.com/attachment/liveflashbell.htm

Archive:
http://www.nyse.com/events/Cal_1161196810937.html

Photos of Opening and Closing Bells:
Available via Associated Press/New York (212.621.1902), Reuters America (646.223.6285) and Bloomberg Photo (212.617.3420).

Feed of Opening and Closing Bells:
The Opening BellSM (starting at 9:25 a.m.) and The Closing Bell® (starting at 3:55 p.m.) feeds are available via Ascent loop #4009. Those seeking footage via The Switch please contact NYSE Broadcast at 212.656.5483.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9

Date of Report

October 27, 2008